Mail Stop 4561

September 23, 2008

Robert A. Kotick
Chief Executive Officer and President
Activision Blizzard, Inc.
3100 Ocean Park Boulevard
Santa Monica, CA 90405

   Re: **Activision, Inc.**
       Form 10-K for the Fiscal Year Ended March 31, 2008
       File No. 001-15839

Dear Mr. Kotick:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

            Sincerely,

            Mark Kronforst
            Accounting Branch Chief